As filed with the Securities and Exchange Commission on July 27, 1999
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                     -------------------------------------
                                 AMENDMENT NO. 3
                                       to
                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
              TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                    13d-2(a)

                           CAI Wireless Systems, Inc.
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                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   12476P 20 3
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                                 (CUSIP Number)

                                  Charles T. Cannada
                  Senior Vice President, Corporate Development
                               MCI WORLDCOM, Inc.
                            500 Clinton Center Drive
                           Clinton, Mississippi 39056
                                 (601) 460-5600
              ------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 with copies to:

                              P. Bruce Borghardt
                               MCI WORLDCOM, Inc.
                           10777 Sunset Office Drive
                                   Suite 330
                           St. Louis, Missouri 63127
                                 (314) 909-4100

                  July 27, 1999 (See Items 3 through 5 herein)
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             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: |_|

                         (Continued on following pages)
                               (Page 1 of 7 Pages)


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CUSIP No. 12476P 203        Amendment No. 3 to Schedule 13D    Page 2 of 7 Pages
--------------------                                           -----------------

1)        NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          MCI WORLDCOM, Inc.     58-1521612
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2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)      | |
                                                                    (b)      |_|
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3)        SEC USE ONLY


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4)        SOURCE OF FUNDS*

          WC, BK
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5)        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)                                      |_|
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6)        CITIZENSHIP OR PLACE OF ORGANIZATION

          Georgia
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                         7     SOLE VOTING POWER         10,684,140 (See Item 5)
NUMBER OF SHARES         -------------------------------------------------------
BENEFICIALLY             8     SHARED VOTING POWER                0
OWNED BY EACH            -------------------------------------------------------
REPORTING                9     SOLE DISPOSITIVE POWER    10,684,140 (See Item 5)
PERSON WITH              -------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER           0
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11)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          10,684,140 (See Item 5)
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12)       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          |_|
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13)       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          62.0%
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14)       Type of Reporting Person*

          CO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------                                           -----------------
CUSIP No. 12476P 203        Amendment No. 3 to Schedule 13D    Page 3 of 7 Pages
--------------------                                           -----------------

Preliminary Statement:

     This Amendment No. 3 amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission by MCI WORLDCOM, Inc. ("MCI WorldCom") on June 9, 1999 (the "Schedule 13D"), as amended and supplemented by Amendment No. 1 filed on June 29, 1999 and Amendment No. 2 filed on July 9, 1999 relating to the shares of common stock, par value $0.01 per share (the "Shares"), of CAI Wireless Systems, Inc. ("CAI"), a Connecticut corporation. The principal executive offices of CAI are located at 18 Corporate Woods Boulevard, Albany, New York 12211. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Schedule 13D, Amendment No. 1 or Amendment No. 2.

     Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported on the Schedule 13D. This Amendment No. 3 speaks as of its date and no inference should be drawn that no change has occurred in the facts set forth herein after the date hereof.


Item 3.  Source and Amount of Funds or Other Consideration

     Item 3 is hereby amended and supplemented by replacing the last two sentences of the last paragraph originally added by Amendment No. 2 with the following sentences:

     As of July 27, 1999, the Purchaser used an aggregate amount of its available funds totaling $3,603,612.50 to make the open market purchases through that date as described in Item 5 herein. The Purchaser may expend more funds in the future to make additional purchases.

Item 4.  Purpose of Transaction

     Item 4 is hereby amended and supplemented by adding the following two paragraphs to the end of Item 4:

         Notwithstanding the foregoing, MCI WorldCom expects to exercise its rights as a shareholder of CAI and submit proposals to shareholders of CAI to (1) remove the current board of directors, (2) amend the Bylaws of CAI to, among other things, provide for a board of directors consisting of two members, as set forth in Appendix A, and (3) elect two or more of its own nominees. Information concerning the two expected nominees is contained in Appendix B. The proposals are expected to be submitted to shareholders at a special meeting, which may be the same meeting CAI is required to call for shareholders to consider and vote upon the merger with a wholly-owned subsidiary of MCI WorldCom. In the event the merger is not approved by shareholders, MCI WorldCom expects to review its alternatives with respect to CAI, which may include, among other things, resubmitting the proposed merger between CAI and a wholly owned subsidiary of MCI WorldCom, and/or submitting a merger agreement on different terms between CAI and MCI WorldCom or one of its subsidiaries.

         MCI WorldCom may also explore other forms of transactions with CAI or its subsidiaries, which may include stock sales, as described below, commercial transactions, or other types of transactions. CAI has previously reported that it believes it has sufficient cash to fund its capital requirements through November 1999 and that, if the merger is not approved, CAI would not have sufficient cash to implement its business plan. In view of CAI's liquidity needs, MCI WorldCom may propose to CAI that MCI WorldCom invest additional capital in CAI in exchange for additional CAI shares of capital stock. These additional shares, if so acquired, might result in MCI WorldCom's ownership of an aggregate number of shares that would be sufficient to approve the merger. Further, MCI WorldCom plans to review the

--------------------                                           -----------------
CUSIP No. 12476P 203        Amendment No. 3 to Schedule 13D    Page 4 of 7 Pages
--------------------                                           -----------------


     businesses  of CAI and make such  changes  as it deems  appropriate  at the
     time,   which  could   include   causing  CAI  to  enter  into   commercial
     transactions, joint ventures, asset sales or other possible transactions.

Item 5.  Interest in Securities of the Issuer.

     Item 5 is hereby amended and supplemented by replacing the current paragraphs (a) - (d) with the following:

     (a) and (b) Under the definition of "beneficial ownership" as set forth in Rule 13d-3 under the Exchange Act, MCI WorldCom currently has beneficial ownership of 10,684,140 Shares of CAI, representing approximately 62.0% of the outstanding Shares, based upon the number of Shares outstanding as of June 21, 1999, as reported in CAI's Form 10-K for the fiscal year ended March 31, 1999.

     MCI WorldCom has sole voting and investment power over such Shares, provided that MCI WorldCom has agreed in the Merger Agreement to vote its Shares in favor of the Merger.

     (c) Except as set forth in this Item 5 or Items 4 and 6, to the best knowledge of Purchaser, it has, and no directors or executive officers of Purchaser and no other person described in Item 2 hereof has, beneficial ownership of, or has engaged in any transaction during the past 60 days in, any Shares.

     On July 2, 1999, MCI WorldCom purchased on the open market through a broker 2,500 additional Shares at a purchase price of $27.675 per Share for an aggregate cost of $69,187.50, which includes a broker fee. On July 6, 1999, MCI WorldCom purchased on the open market through a broker 76,500 additional Shares at a purchase price of $27.95 per Share for an aggregate cost of $2,138,175.00, which includes a broker fee. On July 7, 1999, MCI WorldCom purchased on the open market through a broker 5,000 additional Shares at a purchase price of $27.925 per Share for an aggregate cost of $139,625.00, which includes a broker fee. On July 9, 1999 MCI WorldCom purchase on the open market through a broker 41,000 additional Shares at a purchase price of 27.925 per Share for an aggregate cost of $1,144,925.00, which includes a broker fee. On July 12, 1999, MCI WorldCom purchased on the open market through a broker 1,500 additional Shares at a purchase price of $27.925 per Share for an aggregate cost of $41,887.50, which includes a broker fee. On July 13, 1999, MCI WorldCom purchased on the open market through a broker 2,500 additional Shares at a purchase price of $27.925 per Share for an aggregate cost of $69,812.50, which includes a broker fee.

     Additionally, on July 9, 1999, as described in Items 4 and 6 of Amendment No. 1, MCI WorldCom acquired 2,270,715 Shares pursuant to the Second Agreement. In accordance with the Second Agreement, such Shares were purchased at a price less than the merger consideration of $28.00 per share. On June 4, 1999, as described in Items 4 and 6 of the original 13D, MCI WorldCom acquired 8,284,425 Shares pursuant to the First Agreement. In accordance with the First Agreement, such Shares were purchased at a price less than the merger consideration of $28.00 per share.

     (d) To the best knowledge of MCI WorldCom, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by MCI WorldCom.

--------------------                                           -----------------
CUSIP No. 12476P 203        Amendment No. 3 to Schedule 13D    Page 5 of 7 Pages
--------------------                                           -----------------



                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 27, 1999

                                        MCI WORLDCOM, Inc.

                                        By:        /s/ Charles T. Cannada
                                                --------------------------------
                                        Name:       Charles T. Cannada
                                        Title:      Senior Vice President,
                                                    Corporate Development

--------------------                                           -----------------
CUSIP No. 12476P 203        Amendment No. 3 to Schedule 13D    Page 6 of 7 Pages
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                                   Appendix A

                               Amendment to Bylaws

     MCI WorldCom proposes that Article IV, Section 1 of the Bylaws be replaced in its entirety with the following:


     Section 1. Number,  Election and Term of  Directors.  Upon adoption of this
Section 1, the initial number of directors that shall constitute the full Board of Directors shall be two. Thereafter, the number of directors that shall constitute the full Board of Directors at any time shall be that number most recently fixed by resolution of the Board of Directors, or shall be that number of directors elected at the preceding Annual Meeting of Shareholders, plus the number elected since such number, if any, to fill a vacancy created by an increase in the size of the Board of Directors.

     The term of the initial directors shall expire at the first shareholder's meeting at which directors are elected. Thereafter, the terms of all other directors shall expire at the next Annual Meeting of Shareholders following such director's election. The term of a director elected to fill a vacancy expires at the next shareholders' meeting at which directors are elected. Despite the expiration of a director's term, the director shall continue to serve until the director's successor is elected and qualifies or until there is a decrease in the number of directors.

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CUSIP No. 12476P 203        Amendment No. 3 to Schedule 13D    Page 7 of 7 Pages
--------------------                                           -----------------


                                   Appendix B

      Information Concerning Certain Nominees to the CAI Board of Directors

     Set forth below are the name, current business address and the present principal occupation or employment and material occupations, positions, offices or employment for the past five years of two of MCI WorldCom's nominees to the CAI Board of Directors.


                                 Present Principal Occupation and Material
Name and Business Address        Positions Held During Past 5 years
-------------------------        -----------------------------------------

CHARLES T. CANNADA               Mr. Cannada  serves  as Senior Vice  President,
MCI WORLDCOM, Inc.               Corporate  Development  of MCI WorldCom.  Prior
500 Clinton Center Drive         to assuming  this position in January 1995, Mr.
Clinton, Mississippi 39056       Cannada served as Treasurer and Chief Financial
U.S.A.                           Officer of MCI WorldCom. He joined MCI WorldCom
                                 in 1989.  He   is   also  a  director  of  Nova
                                 Corporation, since May 1998,  and  of  WAM|NET,
                                 Inc., since September 1998.

BERNARD J. EBBERS                Mr. Ebbers has   been   President   and   Chief
MCI WORLDCOM, Inc.               Executive Officer  of MCI WorldCom since  April
500 Clinton Center Drive         1985.  Mr. Ebbers has  served  as a director of
Clinton, Mississippi 39056       MCI WorldCom since 1983.
U.S.A.